Confidential Treatment Requested by Bank of the Carolinas Corporation Pursuant to 17 C.F.R. § 200.83

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

October 10, 2014

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Bank of the Carolinas Corporation

Registration Statement on Form S-1

Filed August 15, 2014

File No. 333-198184

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed May 16, 2014

File No. 000-52195

Dear Mr. Clampitt:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 10, 2014, regarding the above-referenced filings of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”). In response to the Staff’s comments, the Company has also filed an amendment to its Registration Statement on Form S-1 (the “Registration Statement”) and an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. For your convenience, we are also providing you via overnight delivery two copies of the Registration Statement, marked to show changes from the Company’s first filing of the Registration Statement with the Commission on August 15, 2014.

This letter sets forth each comment contained in your letter dated September 10, 2014 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

The Company respectfully requests confidential treatment for certain omitted sections of this letter indicated by bracketed asterisks (“[***]”) below pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

October 10, 2014

(“Rule 83”) promulgated by the Commission. Pursuant to Rule 83, the Company’s omitted responses will be provided to the Commission under separate cover in hard copy. We request that these omitted sections be maintained in confidence, not be made part of any public record and not be disclosed to any person, because of the commercially sensitive nature of the omitted information. In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to Stephen R. Talbert, Bank of the Carolinas Corporation, 135 Boxwood Village Drive, Mocksville, North Carolina 27028.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment requests pursuant to Rule 83.

Registration Statement on Form S-1

Prospectus Summary, page 1

Recapitalization, page 3

1.	We note that market price for your common stock appears to have been considerably higher than $0.10 per share immediately preceding your private placement. Please revise to disclose why and how you choose to conduct your private placement at $0.10 per share and discuss why you chose this form of financing as well as whether you considered other financing options. In addition, add the disclosure regarding your use of the proceeds from the last 2 paragraphs in the section, “Recent Sales of Unregistered Securities” on page II-2.

The Company has revised the Prospectus Summary beginning on page 3 to disclose why and how it chose to conduct its private placement at $0.10 per share and to discuss why it chose this form of financing as well as whether it considered other financing options. The Company has also added the disclosure regarding its use of proceeds from the last two paragraphs in the section entitled “Recent Sales of Unregistered Securities” on page II-2.

Regulatory Matters, page 3

2.	Revise the last paragraph on page 5 to indicate whether management believes they are in compliance with the Written Agreement itself or otherwise describe any non-compliance.

The Company has revised the last paragraph on page 5 to indicate whether management believes the Company is in compliance with the Written Agreement itself.

U.S. Securities and Exchange Commission

October 10, 2014

Blue Sky, page 22

3.	Revise to clarify whether sales on the OTCQB are subject to the Blue Sky laws, disclose which parties are responsible for complying with any Blue Sky law restrictions, and briefly describe how holders can determine the restrictions in their state.

The Company has revised its discussion on page 22 to clarify whether sales on the OTCQB are subject to the Blue Sky laws, to disclose which parties are responsible for complying with any Blue Sky law restrictions, and to describe how holders can determine the restrictions in their state.

Security Ownership of Certain Beneficial Owners and Management, page 30

4.	We note that TFO Financial Institutions Restructuring Fund II LLC (“TFO Financial”) is listed as the beneficial owner of 44,953,688 shares, or 9.73%, of your common stock. However we are unable to find a Schedule 13 filed on their behalf. Please inquire such that TFO Financial files the apparently required Schedule 13 or revise to remove the TFO Financial shares from your registration statement.

TFO USA Limited filed a Schedule 13G with the Commission on October 6, 2014. TFO USA Limited or one of its affiliates under common control and ownership has the power to direct the investment activities of TFO Financial Institutions Restructuring Fund II LLC.

Selling Shareholders, page 32

5.	Revise the second paragraph to disclose whether or not any sellers have had any position, office, or other material relationship with the company or its affiliates in the last three years. In addition, revise the penultimate sentence to indicate while all shares are being offered, not all may be sold as all the shares listed in the table are being offered.

The Company has revised the disclosure on page 32 to disclose whether or not any sellers have had any position, office, or other material relationship with the Company or its affiliates in the last three years. The Company has also revised the penultimate sentence to indicate that while all shares are being offered, not all may be sold.

6.	Refer to your third paragraph on page 32. Please revise to state without qualifying your disclosure as to the source of information that “except as noted in the footnotes below, none of the selling shareholders are broker-dealers or affiliated with broker-dealers.” If you are unable to do so, we may have further comment.

U.S. Securities and Exchange Commission

October 10, 2014

The Company has revised the disclosure on page 32 to state without qualifying its disclosure as to the source of information that “except as noted in the footnotes below, none of the selling shareholders are broker-dealers or affiliated with broker-dealers.”

7.	We note your disclosure in footnotes (2) and (3) that the natural persons with voting and dispositive power for both Allstate Insurance Company and Allstate Life Insurance Company include Peruvemba Satish (emphasis added). Please confirm that no other person or persons have voting and/or dispositive powers over the securities in addition to Mr. Satish or revise to disclose all such individuals.

Please be advised that Peruvemba Satish is no longer with Allstate Insurance Company and Allstate Life Insurance Company. The Company has revised its disclosure in footnotes (2) and (3) on page 35 to list all individuals with voting and dispositive power over the shares of the Company’s common stock owned by Allstate Insurance Company and Allstate Life Insurance Company.

8.	We note your disclosure in footnotes (6) and (33) that Bridge Equities III, LLC and Mendon Capital Master Fund Ltd., respectively, are entitled to appoint one member each to your Board of Directors. Please advise as to the status of these appointments.

Appointments to the Company’s board of directors must be approved by its federal and state banking regulators. Bridge Equities III, LLC, has designated Derek J. Ferber as its appointee to the Company’s board of directors and Mendon Capital Master Fund Ltd. has designated Anton V. Schutz as its appointee to the Company’s board of directors. The Company has submitted the required applications to its federal and state banking regulators for permission and authority to appoint these individuals to the board of directors. As of the date of this letter, these applications remain pending.

9.	We note that Bridge Equities III, LLC is the holder of 37,535,688 shares yet is not listed on the Beneficial Ownership table. Please revise or advise. We also note that EJF Capital and RMB Capital Management are not listed as sellers and FJ Capital Management only lists holding 2.4 million shares. Please revise to include with all shares owned or revise the notes to indicate any related party that is listing for sale any of their beneficially owned shares.

The Company has revised footnote 3 to the beneficial ownership table to clarify that the 37,535,688 shares owned by Bridge Equities III, LLC, are included in the 44,935,688 shares beneficially owned by FJ Capital Management LLC, which also includes 2,400,000 shares held by FJ Capital Management LLC and 5,000,000 shares held by Rock Creek FJ Fund SP.

The Company has revised footnote 2 to the beneficial ownership table to clarify that the 44,935,687 shares listed as beneficially owned by EJF Capital LLC include 5,090,587 shares held by EJF Financial Opportunities Master Fund LP, 5,090,587 shares held by 1907 EJF Fund Ltd., 29,957,275 shares held by BSOF Master Fund LP, and 4,797,238 shares held by EJF Sidecar Fund, Series LLC – Series D.

U.S. Securities and Exchange Commission

October 10, 2014

The Company has revised the beneficial ownership table to include Mendon Capital Master Fund LP, which is the holder of the shares that may be considered beneficially owned by RMB Capital Management LLC.

The Company has also revised the footnotes to the selling shareholders table in accordance with the information above.

10.	Please revise to add totals to the bottom of the columns on the Table.

The Company has revised the selling shareholders table to add totals to the bottom of the columns on the table.

Plan of Distribution, page 38

11.	Please revise your disclosure in the last paragraph on page 40 to more completely describe the “certain liabilities” that you “will indemnify the selling shareholders against.”

The Company has revised its disclosure in the last paragraph on page 40 to more completely describe the liabilities that it will indemnify the selling shareholders against.

12.	Please revise the last paragraph on page 39 to indicate a post-effective amendment will be filed. See your Undertaking (1) (iii) on page II-7.

The Company has revised the last paragraph on page 40 to indicate a post-effective amendment will be filed.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

13.	Provide the staff with the details and amounts of the other costs associated with the private placement. In this regard, we note the gross and net proceeds as well as the placement fee and the advisory fee, however, advise us of the approximate $6.4 million in other costs.

The Company used approximately $6.4 million of the gross proceeds from the private placement to retire certain of its then-outstanding capital instruments. As indicated in response to Item 15 of the Company’s Form S-1, the Company repurchased all 13,179 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued under the Capital Purchase Program from the United States Department of the Treasury for

U.S. Securities and Exchange Commission

October 10, 2014

$3,294,750 in cash. The Company also repurchased all of its floating rate trust preferred securities issued through its subsidiary, Bank of the Carolinas Trust I, from the holders of those securities for an aggregate cash payment of $1,750,000. The Company also redeemed a subordinated note from the holder of the note for a cash payment of $1,350,000. After the $6,394,750 in payments for the retirement of these capital instruments, the payment of the placement fee of $1,723,431.96, and the payment of the advisory fee of $390,107.99, the Company realized $37,305,009.15 in net proceeds from the private placement.

Exhibit Index

14.	Please revise to include a legal opinion with your next amendment.

The Company has included a legal opinion and revised the Exhibit Index accordingly.

Exhibit Number 23.01

15.	Please revise the consent to include the original issuance date of the independent accountant’s report and the dual date resulting from the restatement of the financial statements.

Turlington and Company, L.L.P., has provided a revised consent to include the original issuance date of the independent accountant’s report and the dual date resulting from the restatement of the financial statements.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 43

16.	Please have the independent accounting firm revise its report to include an explanatory paragraph referencing the restatement of the company’s 2013 financial statements. Refer to paragraph 9 of Auditing Standard 6.

Turlington and Company, L.L.P., has revised its report to include an explanatory paragraph referencing the restatement of the company’s 2013 financial statements, which is included in Amendment No. 2 to the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Note 19. Explanatory Note – Restatement of Prior Financial Statements, page 86

17.	Please revise this footnote to include the disclosure requirements of ASC 250-10-50, including quantification of the effect of the restatement on each effected line item in the financial statements and any per share amounts affected. Also, consider the need to provide similar disclosures in the MD&A along with a narrative of the effects of the restatement on the previously issued financial statements.

U.S. Securities and Exchange Commission

October 10, 2014

The Company has revised Note 19 to include the disclosure requirements of ASC 250-10-50 and has revised the MD&A to provide similar disclosures. These revisions are reflected in Amendment No. 2 to the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Item 9A. Controls and Procedures, page 88

18.	Please tell us how management considered the restatement of the 2013 financial statements in determining that the disclosure controls and procedures over financial reporting were effective at December 31, 2013.

[***]

19.	Please tell us why it does not appear that management considered the facts and circumstances surrounding the restatement of the 2013 financial statements as a material weakness in the company’s disclosure controls and procedures over financial reporting given that it appears the restatement increased the reported net loss by approximately 70%.

During the five years prior to 2013, the Company reported annual losses before income taxes ranging from $2.6 million to $23.7 million and net losses ranging from $3.6 million to $28.3 million. For 2012 and 2011, annual losses before income taxes were $4.6 million and $23.7 million, respectively, and annual net losses were $4.6 million and $28.3 million. For 2013, the annual loss before income taxes was $413,000 and the restated net loss was $1.4 million, with the restatement relating solely to correction errors related to deferred tax assets. Please refer to the response to Comment 18 as to the circumstance resulting in issues relating to deferred tax assets. While management agrees that the 70% adjustment is significant quantitatively, we believe that the primary point of comparison of 2013 results to the previous five years involves the loss before income taxes, which represented a far more significant percentage and dollar amount improvement over all of those five previous years. From a qualitative standpoint, management therefore judged that the facts and circumstances surrounding the restatement of the 2013 consolidated financial statements, which resulted solely from corrections related to deferred tax assets, did not constitute a material weakness in the company’s disclosure controls and procedures over financial reporting.

Item 11. Executive Compensation, page 92

20.	Please tell us why you have not disclosed executive compensation information for Harry E. Hill who you identified as a named executive officer during fiscal year ended December 31, 2012. Refer to Item 402(m)(2)(iii) of Regulation S-K.

U.S. Securities and Exchange Commission

October 10, 2014

The Company determined that Mr. Hill did not function as an executive officer during the fiscal year ended December 31, 2013. However, in accordance with Item 402(m)(2)(iii) of Regulation S-K, the Company has revised its disclosure to include executive compensation information for Mr. Hill for the fiscal year ended December 31, 2013. Mr. Hill’s employment with the Bank was terminated effective August 30, 2014.

U.S. Securities and Exchange Commission

October 10, 2014

*  *  *  *  *

The Company respectfully submits that the foregoing discussions and the related revised disclosure in the Registration Statement are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Respectfully yours,

/s/ Stephen R. Talbert

Stephen R. Talbert
President and Chief Executive Officer

cc:	Wyrick Robbins Yates & Ponton LLP